Exhibit 99.2

December 21, 2007

The Board of Directors

Century Bank

1640 Snow Road

Parma, Ohio 44134

Re: Subscription Rights - Conversion of Century Bank

Ladies and Gentlemen:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the “to be issued” common stock of Century Commercial Bancorp, Inc. (the “Corporation”), Parma, Ohio, in regard to the minority stock offering of the Corporation.

Because the Subscription Rights to purchase shares of Common Stock in the Corporation, which are to be issued to the depositors of Century Bank and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in a Direct Community Offering, we are of the opinion that:

(1)	The Subscription Rights will have no ascertainable fair market value, and;

(2)	The price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the Subscription Rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

KELLER & COMPANY, INC.

/s/ John A. Shaffer
John A. Shaffer
Vice President